OFFERING MEMORANDUM DATED OCTOBER 21, 2021

Janover Inc.
7601 N Federal Hwy, B-140
Boca Raton, FL 33487
www.janover.ventures



Up to 3,933,554 shares of Class A Common Stock at $1.00
Minimum Target Amount: $10,000.00

Minimum investment: $250

Janover Inc. ("Janover," "the company," "we," or "us"), is offering up to $3,933,554 worth of its shares of Class A Common Stock (the "Shares"). The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount"). The company must reach its Target Amount of $10,000 by August 1, 2022. Unless the company raises at least the Target Amount of $10,000 under the Regulation CF offering by April 30, 2022, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Company Overview

Janover Inc. was organized as Janover Ventures, LLC, a Florida limited liability company, on November 28, 2018 and converted to a Delaware corporation on March 9, 2021. The company provides technology solutions that connect businesses and commercial property owners with lenders. The company aims to democratize complex commercial real estate capital markets and business finance by connecting business, multifamily and commercial real estate owners, operators and developers with superior debt financing opportunities while reducing frictions in the process for both lenders and borrowers.

The company is headquartered in Boca Raton, Florida.

Our Business Model

The company aims to provide technology-enhanced, frictionless access to commercial financing, including for commercial property, multifamily and business loans by intelligently connecting borrowers with lenders through its fintech portal.

We receive fees each time a deal closes with a lender, where we are paid a share of the revenue from the transaction or receive some fixed sum in an amount we negotiate. In either case, our fees are generally paid by the lender although they can also be paid by an intermediary and in some cases, the borrower. We are most often available at no additional cost to borrowers and offer access to new clients on a performance basis for lenders.

Our Clients

We have two types of clients: borrowers and lenders.

Borrowers include owners, operators and developers of commercial real estate, particularly multifamily (S+ unit) properties and most recently, small business owners.

Lenders include small banks, credit unions, REITs, Fannie Mae multifamily lenders, Freddie Mac multifamily lenders, FHA multifamily Lenders, SBA lenders and many more.

Competitors and Industry

Fintech and commercial real estate finance is a competitive universe. In the Fintech space, 3 of our competitors are Stacksource, Lev Capital, and Upstart.

1.   Stacksource - Marketplace connecting commercial mortgage borrowers and lenders.
2.   Lev Capital - Technology-enabled commercial mortgage financing.
3.   Upstart - Al-based lending platform for consumer lenders.

What makes Janover unique is our substantial organic online presence relative to competitors. This helps us generate significant lead flow, without having to pay for it. Our software user experience, we believe, is best in class with an excellent user experience and an ability for borrowers to quickly qualify loan opportunities and lenders to quickly review them without the dozens of touch points required in the past.

Current Stage and Roadmap

Our fintech portal is live and being utilized for hundreds of millions of dollars in multifamily, commercial real estate, and small business loan financing applications per week. We will continue to iterate and expand with new features to service borrowers and lenders alike. The goal is to make the business and commercial property financing process easier for all parties involved.

Employees

Janover has 7 full-time employees, and 6 full-time contractors. 6 of our employees are based in the U.S.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

We are an early-stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this Company, it's because you think that fintech commercial and business financing is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class A Common Stock in the amount of up to $3,933,554 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for commercial mortgage financing. Our revenues are therefore dependent upon the market for commercial mortgage financing.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are subject to concentration risk.

The Company had one customer which accounted for 68% of accounts receivable as of December 31, 2020 and three customers which accounted for 36%, 35% and 25% of accounts receivable as of December 31, 2019. During the year ended December 31, 2020, two customers accounted for 14% and 12% of the Company's revenues.

As a growing company, we have to develop reliable accounting resources. Failure to achieve and maintain effective internal accounting controls could prevent us from producing reliable financial reports.

Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

The Company may not be successful in marketing its products to its customers.

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including real estate market trends and macro economic trends. There is no assurance that the Company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

If we fail to develop, maintain, and enhance our brand and reputation cost-effectively, our business and financial condition may be adversely impacted.

As an intermediary platform between borrowers and lenders, we need to maintain strong reputation with both our groups. We believe that developing, maintaining, and enhancing awareness and integrity of our brand and reputation in a cost-effective manner are important to helping us facilitate loans and acquiring new customers. Successful promotion of our services will depend on the effectiveness of our marketing efforts (both with borrowers and lenders), our ability to provide our services, and the perceived value of our services. However, brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand and reputation. If we fail to promote and manage our brand successfully, or incur substantial expenses in an unsuccessful attempt to promote and grow our brand awareness and strength, we may fail to attract new customers, and our business and financial condition may be adversely affected. Any negative publicity relating to our employees, partners, or other parties associated with us or them, may tarnish our reputation simply by association and may reduce the value of our brand. Damage to our brand and reputation may result in reduced demand for our courses and increased risk of losing market share to our competitors. Any efforts to restore the value of our brand and rebuild our reputation may be costly and unsuccessful.

Our founder has control over all stockholder decisions because he controls a substantial majority of our voting stock.

As a result of the Class B Common Stock that he controls, Blake Janover, our founder and Chief Executive Officer will be able to exercise voting rights with respect to an aggregate of 40,263,158 shares of Class B Common Stock, which will represent approximately 89.47% of the voting power of our outstanding capital stock immediately following this offering. The Class A Common Stock issued in this offering will not dilute our co-founders' voting control because the Class A Common Stock has no voting rights. As a result, Mr. Janover has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

The loss of one or more of our key personnel, including our CEO, Mr. Janover, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services and software essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We also rely on software and advertising providers like Hubspot, Google Ads, Google Big Query, Facebook Ads and dozens of other service providers. If any one of them ceased to provide their services to us, it would negatively impact our financial position and business. Additionally, a significant portion of website traffic comes from organic search results. If Google changes its algorithms it could adversely affect the Company's ability to operate.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Janover Ventures or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Janover Ventures could harm our reputation and materially negatively impact our financial condition and business.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Risks Related to Our Securities

The Company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

Our bylaws contain a drag-along provision and if enforceable, our stockholders will be subject that provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the that or otherwise participate in the transaction even if they don't want to sell their shares at that price or participate in that transaction. See "The Company's Securities - Class A Common Stock -Drag-Along Rights," below. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

The Company's Securities

If the Company sells $2,000,000 in shares in this offering and our most recent Regulation Crowdfunding offering in which we raised approximately $338,111, based on our current valuation, our outstanding SAFE notes will convert into approximately 1,751,252 shares. Furthermore, the Company intends to approve an employee incentive plan in which approximately 4,500,000 shares of Class A Common Stock will be reserved for that plan.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Minority Holder; Securities with No Voting Rights

The Class A Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that DirectCF instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

There is only a small minimum amount set as a condition to closing this offering.

Because this is a "best efforts" offering with small minimum, the Company will have access to any funds tendered after we reach the target of $10,000. This might mean that any investment made could be some of the few investments in this offering, and may leave the Company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

We expect to raise additional capital through equity offerings, potentially providing substantial discounts on shares of Class A Common Stock to large investors.
We may offer additional shares of our stock and/or other classes of equity or debt, including in concurrent private offerings, which would dilute the ownership percentage of investors in this offering. Further, we may offer substantial discounts on the price paid for our equity to investors investing significant amounts of money. This discount may immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this offering may be diluted by investments made by investors entitled to the discount, who may pay less for the same stake in the company. Moreover, additional securities in a concurrent private offering or in future offerings may be offered at a lower valuation, which would dilute the interest of investors in this offering. See "Dilution" for more information, especially the impact of a "down round."

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Blake Janover	Chief Executive Officer	April 1, 2019 - Present	Full time
Directors:			
Blake Janover	Director	April 1, 2019 – Present	n/a

Blake Janover

Mr. Janover is an entrepreneur and has been active in forming and working a variety of other business ventures, many of which he was the sole beneficial member/shareholder or majority owner of. These businesses generally relate to multifamily and commercial property finance, business financing, real estate, technology, consulting, management and marketing services related to the above.

Mr. Janover's responsibilities as the CEO are wide ranging as he oversees the entire business which includes operations, finance, marketing, product, capital markets, etc. He oversees and manage the Company's strategy and execution.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns over 20% the Company's equity securities as of August 1, 2021:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
Blake Janover --- The Janover 2020 Family Trust has 4.74%, the Janover 2020 Descendants Trust has 4.74%, and Blake Elliot, Inc. has 1.05%. 4.74% of voting power belongs to each of the two trusts (together 9.48% of voting power), in which the CEO's family members are the beneficial owners and the voting power is in the hands of the trustee.	Class B Common Stock	40,263,158	89.47%

USE OF PROCEEDS

If we raise the Target Offering Amount of $10,000 we plan to use these proceeds as follows:

- Platform Fees
  - 3.5%
- Marketing
  - 20.0%
  - Expanded digital marketing and analytics capabilities.
- Company Employment
  - 40%
  - Hiring new staff.
- Working Capital
  - 36.5%
  - Continued growth and operations.

If we raise the maximum amount of $3,933,554, we plan to use these proceeds as follows:

- Platform Fees
  - 3.5%
- Company Employment
  - 40.0%
  - Hiring more staff across departments.
- Marketing
  - 20%
  - Continuing to expand our digital marketing online.
- Working Capital
  - 36.5%
  - Continue to operate and grow inside our space.

If we receive funds in our concurrent offerings , we may allocate some of those funds to cover some, if not all of the costs, of uses identified above. Any amount raised in the Regulation D offering in excess of the Maximum Amount will be used for company employment, marketing and working capital.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company.

FINANCIAL DISCUSSION

The financial statements were audited by dbbMcKennon. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. The following discussion also includes information based on our unaudited operating data for 2021 and is subject to change once we complete our fiscal year, prepare our financial statements and our accountant completes a financial audit of those statements. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company was formed in November 2018, and has been receiving revenues since April 2019. The Company generates revenues from compensation paid by lenders and borrowers for providing commercial loan borrowing services and a technology platform.

Historical results and cash flows:

The Company received $1,561,183 in revenues for the year ended December 31, 2020 ("Fiscal 2020") compared with $549,325 for the year ended December 31, 2019 ("Fiscal 2019"), a 184% increase. The increase is primarily attributable to increased lead volume and lender partnerships as well as rapidly evolving technology and data.

The Company expenses are from sales and marketing, research and development and general and administrative. The company's expenses were $1,167,795 for Fiscal 2020 compared with $446,495 for Fiscal 2019, a 162% increase. The increase in expense from Fiscal 2019 to Fiscal 2020 was primarily due to a corresponding increase in revenues and included a $400,918 (157%) increase in sales and marketing expenses due to an increase in digital marketing relating expenses and compensation to the sales and marketing team; a $75,721 (214%) increase in research and development expenses due to continued research and development in building the platform and a $244,661 (157%) increase in general and administrative expenses due to increased operational expenses as the company grows.

Accordingly, our income from operations increased to $393,388 in Fiscal 2020 from $102,830 in Fiscal 2019.

We also record other income (expense) which is comprised of interest expense, interest income, and other income. In Fiscal 2020 we had other expense of $74,363 compared to other income of $1,301 in Fiscal 2019. The largest proponent of this change was an increase of interest expense due to raising money with regulation CF on the funding portal OpenDeal Portal LLC dba Republic.

Therefore, our net income was $319,025 for Fiscal 2020 compared with $104,131 for Fiscal 2019, a 206% increase.

Liquidity and Capital Resources

As of June 15, 2021, the has more than $700,000 cash on hand. We have no significant outstanding balances on credit lines or loans.

Though we have some liabilities from accounts payable and a small lease, our only other liabilities on our balance sheet our obligations listed for our SAFE notes, which we may elect to convert upon an equity financing with gross proceeds of at least $2 million.

The Company intends to fund operations from its revenues and the company is currently raising money in an offering under Regulation CF as well as funds that the company may raise in a concurrent private placements.

Indebtedness

None.

Trends

We believe we will be able to continue to grow as we expand our digital lead generation, lender onboarding, and our algorithms for matching borrowers with lenders. We note that we have not traditionally paid our CEO, Blake Janover; although he and affiliated entities have received distributions in the past through membership distributions. We also pay the fees for Mr. Janover's executive education program, which will be $45,500 in 2021. The Company has not yet formalized a compensation arrangement with Mr. Janover or Blake Elliot Inc.; however, the company intends to pay Mr. Janover a salary of approximately $120,000 for 2021, with the option to receive commissions and bonuses. The Company will pay Blake Elliot, Inc. a management fee which is yet to be determined. However, as of the date of the offering, the Company paid a weekly average of $4,423 for the management fee. The Company anticipates the management fee will continue to be around the same rate. The Company may modify these amounts based on its performance and the discretion of the management, and the intent is the Company will still be able to pay the salary and management fee out of its revenue; however, there is no guarantee it will be able to do so, or that the Company will be profitable in 2021.

RELATED PARTY TRANSACTIONS

Name of Entity: Blake Elliot, Inc.

Names of 20% owners: Blake Elliot

Relationship to Company: Officer

Nature/ amount of interest in the transaction: The Company pays Blake Elliot, Inc., a shareholder in our Company and a company owned by our CEO, Blake Janover, a management fee.

Material Terms: As of the date of the offering, the Company paid a weekly average of $4,423 in management fees to Blake Elliot, Inc., which is owned and controlled by Blake Janover. The Company intends to continue pay this management fee. The exact amount is yet to be determined; however it expect in the near term the amount will be at a similar rate to what has been paid to date. When the Company was an LLC, Blake Elliot Inc. received membership distributions.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- Type of security sold: Class A Common Stock
  Final amount sold: approximately $338,111.48*
  Use of proceeds: Platform fees, hiring, marketing, working capital
  Date: April 7, 2021 – July 30, 2021
  Offering Exemption Relied Upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $728,334.00
  Use of proceeds: Growth, hiring, marketing. (amount still subject to final number). The Company currently has a principal of $778,334 outstanding in SAFE notes. The SAFE notes will convert into Class A Common Stock upon an equity financing with gross proceeds of at least $2 million. The SAFE notes will convert in at a conversion price which is the lesser of the price based on a valuation cap of $20 million or a 10% of discount of the price of the shares sold in the equity financing. If the shares sold in the equity financing are voting shares, it is the intent that the SAFE notes would convert into a shadow non-voting series of those shares.
  Date: December 27, 2020
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Growth, hiring, marketing
  Date: December 27, 2020
  Offering exemption relied upon: Section 4(a)(2)

  *we are still in the process of closing out the offering.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Janover's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,933,554 of Class A Common Stock.

In addition, the company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding.

Class A Common Stock

The amount of Class A Common Stock authorized is 65,000,000 shares with a total of approximately 338,111 outstanding.

Voting Rights

Our Class A Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of Class A Common Stock to vote, with one vote per share, on a matter if we were to:

- change the par value of the common stock; or

- amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class A Common Stock.

In addition, Delaware law would permit holders of Class A Common Stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class A Common Stock, but not the Class B Common Stock. As a result, in these limited instances, the holders of a majority of the Class A Common Stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class A Common Stock to rank junior to the Class B Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class A Common Stock, with each share of Class A Common Stock entitled to one vote per share. In this instance, the holders of a majority of Class A Common Stock could defeat that amendment to our certificate of incorporation.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of common stock, including our Class A Common Stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class B Common Stock. As a result, the holders of a majority of the outstanding Class

B Common Stock can approve an increase or decrease in the number of authorized shares of Class A Common Stock without a separate vote of the holders of Class A Common Stock. This could allow us to increase and issue additional shares of Class A Common Stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class A Common Stock.

Each holder of shares of Class B Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken, or any written consent of stockholders is solicited.

Dividend Rights

The holders of the Class A Common Stock and the Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the Company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B Common Stock, treated as a single class.

Material Rights

Our bylaws contain a drag-along provision. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the price offered or otherwise participate in such transaction even if they don't want to sell their shares at that price or participate in the transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Holders of our Class A Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our Class A Common Stock.

Class B Common Stock

The Company has 45,000,000 shares of Class B Common Stock authorized and outstanding.

Voting Rights

Each holder of shares of Class B Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

Election of Directors

The holders of the Class B Common Stock shall be entitled to elect, remove and replace all directors of the Company.

Conversion Rights

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock.

On any transfer of shares of Class B Common Stock, whether or not for value, each such transferred share will automatically convert into one share of Class A Common Stock, except for certain transfers described in our certificate of incorporation, including certain transfers for tax and estate planning purposes, transfers approved by our Board, and transfers to certain family members.

Dividend Rights

The holders of the Class A Common Stock and the Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the Company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B Common Stock, treated as a single class.

Material Rights

Our bylaws contain a drag-along provision. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the price offered or otherwise participate in such transaction even if they don't want to sell their shares at that price or participate in the transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Holders of our Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our Class B Common Stock.

SAFE Notes

The company currently has a principal of $778,334 outstanding in SAFE notes. The SAFE notes can convert upon an equity financing with gross proceeds of at least $2 million. The SAFE notes will convert in at a conversion price which is the lesser of the price based on a valuation cap of $20 million or a 10% discount of the price of the shares sold in the equity financing. If the shares sold in the equity financing are voting shares, it is the intent that the SAFE notes would convert into a shadow non-voting series of those shares.

WHAT MEANS TO BE A MINORITY HOLDER

As an investor in Class A Common Stock of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

TRANSFERABILITY OF SECURITIES

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected Colonial Stock Transfer, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative. Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we priced our shares in this offering

In formulating Janover's valuation, we considered the following:

- Janover has more than 2,500 existing investors who have (almost entirely) invested via a convertible note with a cap at $20,000,000.
- Janover generates profit and carries no balance sheet credit risk or guaranteed warehouse lines of credit, nor does it intend to as of the time we are making this internal evaluation. Janover does, of course, reserve the right to contemplate any and all opportunities in the future.
- Janover, in 2020 generated nearly 1M website visitors from search engine queries including important terms such as: "multifamily loans" and "SBA 7a loans." Utilizing SEO best practices, Janover dominates the first page of Google for many multifamily, business, and commercial property keywords. Many of these same terms are bid for on platforms like Google Ads for as much as $10 per click and more (supported in Google's Keyword Planner).
- Looking at similar companies in our market space, who have raised similar capital, in similar ways, several companies who we view as comparable raised funds in Crowdfunding campaigns with valuations at 40x revenues (see, e.g., Alpha Flow) and over 100x revenues (see, e.g., StartEngine Crowdfunding, Inc.)

The Company set its valuation internally, without a formal-third party independent evaluation.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

Our annual report for 2020 and future annual reports will be posted on our website, at https://ir.janover.ventures.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://janover.investments.